

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Via Facsimile ((410) 580-3184) and U.S. Mail

Sanjay Shirodkar, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, MD 21209

>   **Re: JDS Uniphase Corporation**
>   **Schedule TO-I**
>   **Filed October 6, 2010**
>   **File No. 005-44729**

Dear Mr. Shirodkar:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Cover Page

1.   Please revise the cover page to disclose the number of securities that are subject to your tender offer. See Item 4 of Schedule TO.

2.   On the cover page and throughout the offer document, you disclose that, in order to participate in the offer, an offeree must remain employed through the date on which the offer is completed. We note that there is no description of the meaning of the completion date. Eligibility must be determined by no later than the offer expiration date. Please revise.

3.   Your offer includes persons resident outside the United States but only if their participation is feasible or practical under local regulations. It appears that security holders outside the U.S. will be unable to determine their eligibility until after the offer has expired and that the offer to these persons has not been made or is illusory. Please advise or revise.

4.   We note that residents of Canada who participate in the offer will receive replacement options instead of RSUs. Please provide us with your analysis as to how limiting employee participation is consistent with Rule 13e-4(f)(8). To the extent this treatment of Canadian residents is effected in reliance upon the 2001 global Exemptive Order regarding option repricing, please provide us your brief legal analysis of compliance with that order. Specifically discuss whether the treatment of Canadian residents as disclosed is consistent with your compensation policies and practices.

Forward-Looking Statements, page 13

5.   It appears that this section may have been copied from your annual report on Form 10-K. Please revise it to address the offer document and not the annual report.

6.   We note the disclaimer that you are under no duty to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Material U.S. Federal Income Tax Consequences, page 39

7.   Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions